Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We hereby consent to the use in this Annual Report on Form 40-F of Southwestern Resources Corp. (the “Company”), to be filed with the U.S. Securities and Exchange Commission, of our report dated February 25, 2005 relating to the financial statements of the Company, which appear in such Annual Report.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, British Columbia, Canada

February 25, 2005

SWG Form 40-F 2004